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                                                    SEC FILE NUMBER
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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 12B-25

                          NOTIFICATION OF LATE FILING

(Check One): |_|Form 10-K |_|Form 20-F |_|Form 11-K |X|Form 10-Q |_|Form N-SAR

                    For Period Ended: June 1, 1996 [ ] Transition Report on
                    Form 10-K [ ] Transition Report on Form 20-F [ ]
                    Transition Report on Form 11-K [ ] Transition Report on
                    Form 10-Q [ ] Transition Report on Form N-SAR For the Transition Period Ended:
- -------------------------------------------------------------------------------
  Read Instruction (on back page) Before Preparing Form. Please Print or Type NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION
                HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
- -------------------------------------------------------------------------------
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

- -------------------------------------------------------------------------------
PART I -- REGISTRANT INFORMATION
TRISTAR CORPORATION
- -------------------------------------------------------------------------------
Full Name of Registrant

- -------------------------------------------------------------------------------
Former Name if Applicable
12500 San Pedro Avenue, Suite 500
- -------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)
San Antonio, Texas 78216
- -------------------------------------------------------------------------------
City, State and Zip Code


PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

           |    (a)   The reasons described in reasonable detail in Part III
           |          of this form could not be eliminated without
           |          unreasonable effort or expense;
           |    (b)   The subject annual report, semi-annual report,
           |          transition report on Form 10-K, Form 20-F, 11-K or Form
   |X|     |          N-SAR, or portion thereof, will be filed on or before
           |          the fifteenth calendar day following the prescribed due
           |          date; or the subject quarterly report of transition
           |          report on Form 10-Q, or portion thereof will be filed on
           |          or before the fifth calendar day following the
           |          prescribed due date; and
           |    (c)   The accountant's statement or other exhibit required by
           |          Rule 12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

      Certain financial and other information necessary for an accurate and full completion of the Quarterly Report on Form 10-Q could not be provided within the prescribed time period without unreasonable effort or expense.

                                                (ATTACH EXTRA SHEETS IF NEEDED)
                                                                SEC 1344 (6/93)

PART IV -- OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

                 Loren Eltiste           (210)                402-2203
        -------------------------   ---------------    -----------------------
                     (Name)           (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                                                Yes |X| No | |
        ------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last Yes |X| No | | fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        See press release attached as Addendum IV(3).
- -------------------------------------------------------------------------------

                              TRISTAR CORPORATION
        --------------------------------------------------------------
                  (Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date         July 15, 1996             By   /s/ Loren Eltiste
     ------------------------------         -----------------
                                                Loren Eltiste

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representa-tive. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
- -------------------------------------------------------------------------------

       INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
                  CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

- -------------------------------------------------------------------------------


                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Ex-change Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulations S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).

                                                                ADDENDUM IV(3)

PRESS RELEASE:    TRISTAR CORPORATION

For More Information, Call:
Mr. Loren M. Eltiste, Chief Financial Officer;            For Immediate Release
(210) 402-2200


TRISTAR CORPORATION ANNOUNCES RESULTS FOR  THIRD QUARTER OF FISCAL 1996


SAN ANTONIO, TEXAS, JULY 15, 1996 - TRISTAR CORPORATION (NASDAQ/NMS symbol
TSAR) today announced results for its third quarter of fiscal 1996, (thirteen weeks ending June 1, 1996). Comparative results for fiscal 1995 have been restated to reflect the merger of Eurostar Perfumes, Inc. ("Eurostar") with and into Tristar effective August 31, 1995.

Net sales for the third quarter of fiscal 1996 were $10,997,000 as compared to $8,935,000 for the same period in fiscal 1995, an increase of 23%. Net loss for the thirteen weeks ended June 1, 1996 was $3,133,000 or $0.19 per share, compared to a net loss of $450,000 ($0.03 per share).

For the thirty-nine weeks ended June 1, 1996, net sales were $38,511,000 as compared to $32,420,000 for the nine month period ending May 31, 1995, an increase of 19%. The net loss for the thirty-nine week period ended June 1, 1996 was $5,407,000, or $0.33 per share, compared to a net income of $442,000, or $0.03 per share for the nine month period in fiscal 1995.

Increased sales in the first three quarters of fiscal 1996 compared to the same periods in fiscal 1995 were primarily attributable to growth in the U.S. chains, specialty chains, and mass merchandisers. Latin America sales remained relatively constant in relation to fiscal 1995.

Pre-tax results in the third quarter of fiscal 1996 were lower than in the like quarter in fiscal 1995 primarily because (1) of continuing sales and marketing expenses associated with the development and introduction of a new product line and the costs of generating new channels of distribution for that product line, (2) cost of sales in fiscal 1996 included costs associated with the introduction and manufacturing of a new product line, (3) of selling excess and slow moving inventories at below normal selling prices and writing down certain existing inventories to market, (4) of increased SG&A expenses to support development and growth in existing sales channels including foreign operations, and (5) of increased interest expenses due to higher borrowing levels in fiscal 1996.

Pre-tax results for the first three quarters of fiscal 1996 were lower than the like periods in fiscal 1995 for the reasons described above relative to the third quarter and, in addition, the first two quarters of fiscal 1996 included manufacturing variances attributable to the extension of production efforts to meet market demands, costs associated with the introduction and manufacturing of a new product line, and translation losses due to currency fluctuations in Mexico. Also, the fiscal 1995 period results included $2,065,000 of non-recurring income from the proceeds of an executive liability and indemnification insurance policy owned by the Company

Mr. Loren M. Eltiste, Vice President and Chief Financial Officer of TRISTAR CORPORATION stated, "The third quarter continued to reflect the Company's growth in the chain and mass merchandising channels of distribution as sales of the Company's new upscale Designer Classic Alternatives ("DCA") product line continued to expand. While the cost of entry with a product line such as this is high and is evident in the financial results both in its impact on marketing and sales expenses and in cash requirements, the Company is encouraged both by the acceptance of the product line by retailers as well as by the initial acceptance by consumers. Currently this product is being sold in approximately 9,000 stores in the United States. The Company anticipates continued growth in sales for this product line with continued high marketing expenses as the Company develops new customers, adds line extensions, and builds long term brand equity. As the product line becomes established in the sales channels, these entry costs will decline.

Even with the continued growth in this new product line and other product lines in the chain and mass merchandising channels, it is anticipated that the Company will report a significant loss in the fourth quarter as the building process continues in developing new channels of distribution, in improving existing channels, and in existing business strategies. In addition, gross profit as a percentage of sales is expected to approximate the percentage in the third quarter as the Company continues to dispose of excess and slow moving inventories.

Meanwhile, the Company continues to experience a limitation on working capital availability which has resulted in maximization of borrowings under the Company's credit facility and in the delaying of payments to vendors (primarily related parties) beyond customary terms. Accordingly the Company has established programs to improve liquidity through increased emphasis on selling slow moving inventories, through improved management of other inventories, tightened controls on the utilization of cash in other areas, and the reduction of expenses and headcount in all areas of the Company. It is anticipated that increased sales during the Christmas gift giving period coupled with these efforts will relieve the tight cash flow position in the latter part of calendar 1996."

TRISTAR CORPORATION is engaged in developing, manufacturing, and marketing an extensive line of value-priced products comprised of designer alternative fragrances, contemporary cosmetics, and selected toiletry products. These products are distributed by the Company in North and South America primarily to chain stores, mass merchandisers, retail outlets, distributors, and wholesalers.

                              TRISTAR CORPORATION
                    CONSOLIDATED STATEMENTS OF OPERATIONS

                                        THIRD QUARTER ENDED             THREE QUARTERS ENDED

                                        JUNE 1,        MAY 31,          JUNE 1,        MAY 31,
                                         1996           1995             1996           1995
                                     ------------    -----------     ------------   ------------
Net sales                             $10,997,000     $8,935,000      $38,511,000    $32,420,000

Cost of sales                           8,683,000      6,532,000      $29,696,000    $22,755,000
                                     ------------    -----------     ------------   ------------
Gross profit                            2,314,000      2,403,000        8,815,000      9,665,000

Selling, general & administrative
    expenses                            4,565,000      3,199,000      $11,830,000     $8,928,000
                                     ------------    -----------     ------------   ------------
Income (loss) from operations          (2,251,000)      (796,000)      (3,015,000)       737,000

Nonoperating income (expense):
   Interest expense                      (620,000)      (393,000)     ($1,745,000)   ($1,190,000)
   Other expense                         (262,000)      (290,000)       ($647,000)     ($342,000)
   Insurance reimbursement                               815,000                      $2,065,000
                                     ------------    -----------     ------------   ------------

Income (loss) before income taxes      (3,133,000)      (664,000)      (5,407,000)     1,270,000

Provision (benefit) for income taxes                    (214,000)                       $828,000
                                     ------------    -----------     ------------   ------------
Net income (loss)                     ($3,133,000)     ($450,000)     ($5,407,000)      $442,000
                                     ============    ===========     ============   ============


Net income (loss) per common share         ($0.19)        ($0.03)          ($0.33)         $0.03


Weighted average shares outstanding    16,635,064     16,628,040       16,634,104     16,623,879



Beginning in fiscal 1996 the Company changed its fiscal periods from three month quarters to thirteen week quarters.
                                     # # #

July 15, 1996